November 23, 2016

VIA COURIER AND EDGAR

Re:	Invitation Homes Inc.
Draft Registration Statement on Form S-11
Submitted October 17, 2016
CIK No. 0001687229

Rahul K. Patel, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Patel:

On behalf of Invitation Homes Inc. (“Invitation Homes”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Draft Registration Statement confidentially submitted on October 17, 2016. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated November 14, 2016, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Invitation Homes.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Invitation Homes advises the Staff that graphic materials are still being prepared for the inside front and back covers of the prospectus. Invitation Homes will provide the Staff with copies of such graphic materials for review prior to inclusion in any preliminary prospectus distributed to prospective investors. Invitation Homes acknowledges that the Staff requires a reasonable amount of time to review any graphic materials.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Invitation Homes advises the Staff that it has not presented, and has not authorized anyone on its behalf to present, any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that Invitation Homes, or anyone authorized on its behalf, presents any such written communications to potential investors prior to the completion of the offering, Invitation Homes will supplementally provide such written communications to the Staff.

3.	We note your disclosure on page 6 referencing market data by John Burns Real Estate Consulting. In addition, we note your statement that the company owns and operates the largest portfolio of single-family rental homes in the United States based on revenue.” Please provide us with support for these disclosures. Clearly mark the specific language in the supporting materials. Please note if the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and if such material should be returned to the registrant upon completion of the staff review process.

Invitation Homes is supplementally providing the Staff with materials which support the disclosures identified in the Staff’s Comment (the “Supporting Materials”). With respect to the statement that it owns and operates the largest portfolio of single-family rental homes in the United States based on revenue, Invitation Homes notes that its total revenue has exceeded that of the next largest publicly traded single-family rental owner/operator in each of the nine months ended September 30, 2016 and the year ended December 31, 2015, based on publicly reported results included in the Supporting Materials. Although Invitation Homes does not have access to the financial results of portfolios that do not publicly report, Invitation Homes notes that it is nearly 300% larger than the largest private single-family owner/operator by home count based on data from John Burns Real Estate Consulting and provided in the Supporting Materials.

Pursuant to Rule 418(b) under the Securities Act, the Supporting Materials are being provided to the Staff on a supplemental basis only under separate cover and are not to be filed with or deemed part of or included in the Draft Registration Statement. Pursuant to Rule 418, and on behalf of Invitation Homes, we request that the Supporting Materials be returned to Invitation Homes upon completion of the Staff’s review thereof. Please contact us when you have completed your review and we will arrange for the Supporting Materials to be returned to Invitation Homes.

4.	We note your references to the Case Schiller Index throughout. Please revise to provide a brief description of the index.

In response to the Staff’s comment, Invitation Homes has revised the glossary on page iii to include a brief description of the Case Shiller Index.

5.	You define same store portfolio to include homes that have been stabilized for at least 90 days prior to the first day of the prior-year measurement period. Please clarify the application of this definition throughout your prospectus. For example, on page 2 you disclose information about your same store portfolio as of June 30, 2016. Please disclose the date at which properties must meet the definition of stabilized for inclusion in the same store total. Please also confirm, if true, that the total portfolio amounts in the table on page 2 include all properties, whether or not stabilized.

Invitation Homes advises the Staff that its Same Store portfolio is established on January 1st of each calendar year. Accordingly, each home in its Same Store portfolio will have satisfied the requirements for inclusion prior to October 3rd of the year prior to the first year of the comparison period. Invitation Homes has revised the definition of “Same Store” or “Same Store Portfolio” in the glossary on page v to clarify the foregoing and has made this clarification throughout Amendment No. 1 to the Draft Registration Statement.

In addition, Invitation Homes confirms that references to its total portfolio throughout Amendment No. 1 to the Draft Registration Statement (including in the table on page 2) include all properties, whether or not stabilized. Invitation Homes has revised the definition of “total homes” and “total portfolio” in the glossary on page v to so clarify.

6.	We note your disclosure that you have elected to qualify as a REIT and that you expect to continue to operate so as to qualify as a REIT. However, on page 35 you indicate that affiliates of your Sponsor will continue to control a majority of the combined voting power of all classes of stock. Please tell us how you are not closely held for the purposes of REIT qualification.

Invitation Homes advises the Staff that although affiliates of the Sponsor will continue to control a majority of its outstanding stock following the offering, Invitation Homes is not and will not be closely held for the purposes of REIT qualification. Under Section 856(h) of the Internal Revenue Code of 1986, as amended (the “Code”), a REIT is closely held if, subject to certain exceptions and modifications set forth in Section 856(h) of the Code, more than 50% in value of its outstanding stock is owned, directly or indirectly, by or for not more than 5 “individuals.” For this purpose, “individuals” is defined to include certain types of entities under Section 542(a)(2) of the Code but does not include partnerships. The composition of the stockholders comprising the pre-IPO owners of Invitation Homes, including partnership affiliates of the Sponsor and indirect owners of such partnerships, is such that prior to and following the consummation of the Pre-IPO Transactions and the offering, 5 or fewer “individuals” will not own more than 50% of the value of the outstanding stock of Invitation Homes under the applicable rules, notwithstanding that affiliates of the Sponsor will collectively hold a majority of the outstanding shares of common stock of Invitation Homes.

7.	On page 4 you state that you have underwritten more than one million individual homes since your inception, from which you assembled your high quality portfolio of nearly 50,000 homes. Please clarify if you will acquire the full portfolios of the IH Holding Entities or if you selected only a portion of the portfolios for acquisition.

Invitation Homes advises the Staff that it will acquire the full portfolio of each of the IH Holding Entities in the Pre-IPO Transactions and has revised the disclosure on page 51 to so clarify.

8.	We note your comparison to Multifamily REIT performance data. Please advise why you believe it is appropriate to compare to this measure given the company’s focus on single family homes rentals, rather than apartments.

Invitation Homes believes that its presentation of comparison to Multifamily REIT performance data is appropriate because it believes that many investors will find it meaningful for the reasons discussed below.

Invitation Homes believes that single-family rental REITs and multifamily REITs are the two primary alternatives by which investors can gain exposure to the U.S. rental housing market, and that many investors seeking exposure to the U.S. rental housing market compare these two alternatives against each other when making investment decisions.

Invitation Homes also believes that there are many similarities between the two sectors with respect to key industry drivers, operating techniques and metrics used to measure operating performance:

•	single-family homes and apartments are related in that they are both subsets of the same broader U.S. housing market, and both are impacted by many of the same macroeconomic and demographic drivers, such as employment growth and homeownership rates;

•	both types of rental housing also offer leases that are similar in duration and that are priced using similar tools and methodologies and both have cost structures that require similar categories of operating and capital expenditure. Furthermore, as discussed on page 98, Invitation Homes has identified and continues to identify new opportunities to drive revenue in its single-family rental business by applying proven approaches of multifamily rental providers; and

•	Invitation Homes measures its performance by many of the same metrics that multifamily operators use, including net effective rental rate growth, turnover rate, days to re-resident, and average capital expenditures per home.

For these reasons, Invitation Homes believes the comparison provides meaningful information to investors, as it facilitates evaluation and comparison of the fundamentals, performance, and strategies of the operators within the single-family rental and multifamily industries in the context of the overall U.S. rental housing market.

9.	Please revise to include updated financial statements as of and for the period ended September 30, 2016.

Invitation Homes has revised Amendment No. 1 to the Draft Registration Statement to include unaudited condensed combined and consolidated financial statements as of and for the nine months ended September 30, 2016.

Risk Factors, page 18

10.	You discuss risks associated with acquiring homes through an auction process on page 25. In addition, you discuss risks associated with acquiring properties “as is” or at an auction on page 26. To the extent material, please quantify the amount of properties purchased through an auction or “as is” to provide additional context.

In response to the Staff’s comment, Invitation Homes has revised the disclosure on page 27 to set forth the percentage of homes in its portfolio acquired at auction and has revised page 28 to set forth the percentage of homes in its portfolio acquired on an “as is” basis.

Pre-IPO Transactions, page 49

11.	Please tell us and revise your disclosure to provide a descriptive narrative of the certain mergers and related transactions that will be effected prior to the IPO, including a discussion of the accounting treatment of them.

Invitation Homes advises the Staff that Invitation Homes Inc. will acquire all of the assets and operations held directly or indirectly by Preeminent Holdings Inc. through certain mergers and related transactions as follows:

•	IH2 Property Holdings Inc., a parent entity of Preeminent Holdings Inc., will merge with and into Invitation Homes Inc., with Invitation Homes Inc. as the entity surviving the merger (the “IH2 Property Holdings Merger”), and the issued and outstanding shares of IH2 Property Holdings Inc., all of which are held by certain of the pre-IPO owners, will be converted into newly issued shares of common stock of Invitation Homes Inc. Immediately following the IH2 Property Holdings Merger, Invitation Homes Inc. will hold directly approximately 16% of the outstanding shares of common stock of Preeminent Holdings Inc. and the balance will continue to be held by certain of the pre-IPO owners.

•	Following the IH2 Property Holdings Merger, Preeminent Holdings Inc. will merge with and into Invitation Homes Inc., with Invitation Homes Inc. as the entity surviving the merger (the “Preeminent Holdings Merger”). In the Preeminent Holdings Merger, all of the shares of common stock of Preeminent Holdings Inc. issued and outstanding immediately prior to such merger, other than the shares held by Invitation Homes Inc., will be converted into shares of newly issued common stock of Invitation Homes Inc. As a result of the Preeminent Holdings Merger, Invitation Homes Inc. will hold all of the assets and operations held directly or indirectly by Preeminent Holdings Inc. prior to such merger.

The Pre-IPO Transactions, including the transactions described above, will be accounted for as a reorganization of entities under common control. Accordingly, the consolidated financial statements of Invitation Homes Inc. will recognize the assets and liabilities received in conjunction with the Pre-IPO Transactions at their historical carrying amounts, as reflected in the combined and consolidated financial statements of the IH Holding Entities.

Invitation Homes has revised the disclosure on pages 51-52 to reflect the foregoing.

Unaudited Pro Forma Financial Information, page 57

12.	When completing this section, please ensure that the footnotes to the pro forma financial statements provide disaggregated information that clearly discloses each of the components of the adjustments thereto, the amounts related to each of the components and how the amounts were determined.

Invitation Homes acknowledges the Staff’s comment and respectfully advises the Staff that the unaudited pro forma combined and consolidated financial statements and the footnotes thereto will be completed in a subsequent pre-effective amendment, as decisions in regard to the use of proceeds from the offering, certain proposed financing and other matters are determined. When completed, the footnotes will provide disaggregated information that discloses each of the material components of the adjustments thereto, the amounts related to each of the components and how such amounts were determined. Invitation Homes acknowledges that the Staff requires a reasonable amount of time for review.

Management’s Discussion and Analysis..., page 66

Overview, page 66

13.	Please revise to provide a description of the new type of residential real estate asset-backed securitization class, including the characteristics that make it new and how those characteristics compare to traditional securitization instruments for residential real estate.

Invitation Homes advises the Staff that this residential real estate asset-backed securitization class combines characteristics of traditional residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”). Like RMBS, the underlying assets of this new type of residential real estate asset-backed securitization are single-family homes. Like CMBS, the underlying borrower for this new type of residential real estate asset-backed securitization is a business, not an individual homeowner, and the cash flow comes from rental, rather than mortgage, payments. Invitation Homes has revised the disclosure on page 67 to reflect the foregoing.

Business, page 89

14.	Please expand your disclosure to also disclose the average purchase price and the average age of your portfolio. Please also disclose the average length of the leases and the average remaining length of leases in your Same Store portfolios.

In response to the Staff’s comment, Invitation Homes has revised page 104 to disclose the average gross book value and the median year of construction of the properties in its portfolio. Invitation Homes has also revised page 108 to disclose the average lease term and average remaining lease term of its Same Store portfolio.

As described on page 1 of the “Summary” section and elsewhere throughout the Draft Registration Statement, the business model of Invitation Homes involves making significant upfront renovation investment in the homes it acquires, representing approximately $25 thousand per home. Accordingly, Invitation Homes believes that average gross book value is more meaningful to investors than average purchase price as a measure of the total investment in its homes and that average purchase price, insofar as it understates the value of this investment, is less meaningful and potentially confusing.

15.	We note your disclosure that your homes appeal to a resident base that you believe is less transitory than the typical multifamily resident. We also note your disclosure on page 98 of your resident screening process. Please revise your disclosure to provide a breakdown of your resident characteristics.

In response to the Staff’s comment, Invitation Homes has revised the disclosure on pages 107-108 to present the estimated average annual household income, ratio of average annual household income to average annual rent and average number of incomes per household, in each case, for residents of its occupied homes as of September 30, 2016 who entered into leases and moved into its homes between January 1, 2016 and September 30, 2016.

16.	We note your disclosure on page 66 that you have an additional 145 homes in escrow that you expect to acquire. Please revise your disclosure to describe the geographic distribution of these properties.

In response to the Staff’s comment, Invitation Homes has revised the disclosure on page 67 to present the geographic distribution of the 73 homes in escrow as of September 30, 2016.

17.	We note your disclosure on page 66 that you have selected locations primarily in the Western United States and Florida. Please expand your disclosure to include a discussion of these target markets. Please also include MD&A disclosure of any changes over the periods presented and expectations for the future, if different.

Invitation Homes has revised Amendment No. 1 to include an “Industry Overview” section on pages 91-97, which includes a discussion on pages 96-97 of supply and demand fundamentals and home price appreciation in each of the Invitation Homes markets. In addition, Invitation Homes has revised the disclosure on page 68 of the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to discuss trends regarding supply and demand fundamentals and home price appreciation in its markets in the Western United States and Florida.

18.	Please revise to discuss the average time to stabilization time as well as the average time from acquisition to renovation and from renovation to leasing. To the extent you experience changes in these metrics in the future, please discuss such trends.

In response to the Staff’s comment, Invitation Homes has revised page 106 to present the average time from acquisition to initial lease start, including the average number of days between acquisition and renovation completion and the average number of days between renovation completion and initial lease start, in each case, for leases starting in the nine months ended September 30, 2016 and the nine months ended September 30, 2015. To the extent Invitation Homes experiences changes in these metrics in the future that are material it will discuss such trends.

Property Acquisitions, page 94

19.	Please revise to identify and discuss the primary channels of property acquisitions that you use. Quantify each of those channels as a percentage of total acquisitions in each period presented and discuss any industry trends within those channels.

In response to the Staff’s comment, Invitation Homes has revised the disclosure on page 104 to identify and discuss its primary property acquisition channels and to quantify the number of homes acquired in each period through each channel as a percentage of its total portfolio, and has revised the disclosure on page 104 to discuss certain industry trends with respect to such acquisition channels.

20.	Please identify and discuss any bulk acquisition transactions within each period, including the channels through which they were acquired and types of properties acquired. In addition, please clarify how you account for bulk acquisitions.

In response to the Staff’s comment, Invitation Homes has revised the disclosure on page 105 to include a tabular presentation of the number of homes acquired through bulk acquisitions in each period and the total number of bulk acquisitions in each period, to describe the counterparties to its bulk acquisitions, how such opportunities have been sourced and the type of property acquired.

Invitation Homes advises the Staff that, in accordance with its Investments in Single-Family Residential Properties policy described in Note 2 — Significant Accounting Policies on page F-12, it accounts for all acquisitions at the individual home level. Homes acquired with in-place leases are accounted for in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). All other homes acquired are accounted for as asset acquisitions to the extent they do not meet the other criteria to be accounted for as a business combination under ASC 805. When a group of homes are acquired in one transaction each individual home in the transaction generally has a specific negotiated purchase price within the purchase and sale agreement. Itemized closing statements are prepared based on the negotiated purchase price (with an allocation of acquisition costs as appropriate) from which the acquisitions are recorded.

Investments in Real Estate Mortgages, page 131

21.	Please clarify whether the types of properties subject to mortgages in which you may invest will be limited to single family dwellings. Please also describe each type of mortgage activity in which you may engage. See Item 13(b) of Form S-11.

Invitation Homes respectfully advises the Staff that it has no current intention to invest in mortgages or to engage in originating, servicing or warehousing mortgages or other mortgage activities. However, Invitation Homes’ investment policies will not restrict its ability to invest in mortgages, whether or not in single-family rental properties, or to engage in mortgage activities, including, without limitation, originating, servicing and warehousing mortgages. Accordingly, Invitation Homes may, at the discretion of its board of directors, engage in such activities in the future, provided that any such investment be consistent with Invitation Homes’ qualification as a REIT and applicable law. In response to the Staff’s comment, Invitation Homes has revised the disclosure on page 142 to reflect the foregoing.

Principal Stockholders, page 134

22.	We note your beneficial ownership tables on page 136 showing the number of shares beneficially owned if the offering prices at the low-point or the high-point of the price range. Please revise to include a column for the percentage ownership of common stock.

In response to the Staff’s comment, Invitation Homes has revised the tables on pages 148 and 149 to include a column for the percentage ownership of common stock.

Financial Statements

Combined and Consolidated Statements of Operations, page F-4

23.	Please tell us how your presentation of a separate line item for noncash incentive compensation complies with SAB Topic 14F.

Invitation Homes advises the Staff that it has considered the Staff’s guidance outlined in SAB Topic 14F, as well as other factors including the nature of the noncash incentive compensation and the income statement presentation of peer companies. Although Invitation Homes recognizes that SAB Topic 14F advises that companies should present share-based payment arrangements in the same line or lines as cash compensation paid to the same employees, Invitation Homes believes it is more meaningful to users of these financial statements to be able to clearly distinguish noncash from cash charges related to compensation expense, particularly as several peer companies present line items such as “noncash share-based compensation expense” and “share-based compensation” on their statements of operations. Accordingly, the separate presentation of noncash incentive compensation on the combined and consolidated statements of operations enables users to more easily compare the results of Invitation Homes to those of its peer companies. Additionally, the noncash incentive compensation of Invitation Homes is largely related to general and administrative expense. As a result, the current presentation provides more enhanced disclosures for the users than a presentation on a combined basis with general and administrative expense. In considering these factors, Invitation Homes believes that in its particular situation the presentation of a separate line item for noncash incentive compensation is appropriate.

Notes to Financial Statements

Note 4. Debt, page F-16

24.	Please provide us your analysis under ASC 860 performed in determining that not consolidating the depositor entity trusts of subsidiaries was appropriate. In addition, please clarify for us whether any off balance sheet financing exists as a result of these transactions.

Invitation Homes advises the Staff that it has determined that the transfers by the depositor entities to the securitization-specific trust entities of the mortgage loans underlying the securitization transactions were sales under Accounting Standards Codification 860, Transfers and Servicing (“ASC 860”). Please refer to Mortgage Loans in Note 4 — Debt (pages F-21-F-26) of the audited combined and consolidated financial statements for additional information concerning the securitization transactions and defined terms.

The Securitizations involve transfers of mortgage loans, which are financial assets for purposes of ASC 860, by the Depositors to certain Trusts and the subsequent sale by such Trusts of classes of certificates to beneficial interest holders. The mortgage loans transferred to the Trusts were acquired by the Depositors from the third-party lenders that originated them and provide the holders the right to receive cash from the Borrowers. The Trusts and the Depositors are not obligors in respect of the mortgage loans. Therefore, Invitation Homes has concluded that the transfers of the mortgage loans from the Depositors to the Trusts are within the scope of ASC 860.

Invitation Homes evaluated whether the transfers of the mortgage loans should be accounted for as sales utilizing the guidance set forth in ASC 860-10-40-05 and determined that: (i) the financial assets transferred are isolated from Invitation Homes and its consolidated subsidiaries and true sale opinions were provided for each securitization transaction; (ii) Invitation Homes and its consolidated subsidiaries do not have the ability to restrict the beneficial interest holders from transferring their beneficial interests; and (iii) Invitation Homes and its consolidated subsidiaries do not have effective control of the transferred financial assets. Accordingly, Invitation Homes concluded that the transfers of the mortgage loans meet the definition of a sale under ASC 860.

Invitation Homes further advises the Staff that the securitization transactions did not result in any off balance sheet financing. All financing arrangements related to the securitization transactions are reflected as mortgage loans on the combined and consolidated statements of financial position of Invitation Homes.

Exhibits

25.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, please provide a supplemental copy of the stockholders agreement. The draft exhibits should be filed as EDGAR correspondence.

Attached as Annex A and Annex B to this letter, respectively, are the forms of the legal opinions that Invitation Homes anticipates filing with a subsequent pre-effective amendment. Invitation Homes respectfully advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Invitation Homes acknowledges that the Staff requires a reasonable amount of time for review.

* * * * *

Please do not hesitate to call Joshua Ford Bonnie at 202-636-5804 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Kim McManus

Paul Cline

Robert F. Telewicz, Jr.

Invitation Homes Inc.

John B. Bartling Jr.

Ernest M. Freedman

Mark A. Solls

Goodwin Procter LLP

Gilbert G. Menna

Scott C. Chase

ANNEX A

DRAFT

[LETTERHEAD OF VENABLE LLP]

[    ], 2016

Invitation Homes Inc.

1717 Main Street, Suite 2000

Dallas, TX 75201

Re:	Registration Statement on Form S-11
File No. 333-[ ]

Ladies and Gentlemen:

We have served as counsel to Invitation Homes Inc. (the “Company”) in connection with certain matters of Maryland and Delaware law relating to the registration by the Company of the offering and sale by the Company of up to [ ] shares (the “Shares”) of its common stock, par value $0.01 per share (the “Common Stock”), in the underwritten initial public offering of the Common Stock pursuant to the above referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein, in the form in which it was filed with the Commission under the Securities Act;

2. The certificate of incorporation of the Company, as in effect as of the date hereof (the “Certificate of Incorporation”), certified by the Secretary of State of the State of Delaware (the “Secretary of State”);

3. The form of the Articles of Incorporation (the “Articles of Incorporation”) and Articles of Conversion (the “Articles of Conversion” and, together with the Articles of Incorporation, the “Charter”) of the Company, each to be filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) before the issuance of the Shares, certified as of the date hereof by an officer of the Company;

4. The form of the Certificate of Conversion (the “Certificate of Conversion”), to be filed with the Secretary of State before the issuance of the Shares, certified as of the date hereof by an officer of the Company;

5. The Bylaws of the Company (the “Current Bylaws”), certified as of the date hereof by an officer of the Company;

6. The form of Amended and Restated Bylaws of the Company, to be in effect upon the issuance of the Shares, certified as of the date hereof by an officer of the Company;

7. Resolutions adopted by the Board of Directors of the Company (the “Board”), relating to the registration, sale and issuance of the Shares (the “Board Resolutions”), certified as of the date hereof by an officer of the Company;

8. A certificate executed by an officer of the Company, dated as of the date hereof; and

9. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth in this letter, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and each such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The conversion of the Company from a Delaware corporation to a Maryland corporation pursuant to the Charter and the Certificate of Conversion will have been approved by the stockholders of the Company as required under the Delaware General Corporation Law, the Certificate of Incorporation and the Current Bylaws.

6. The Charter will have been filed with, and accepted for record by, the SDAT and the Articles of Conversion will have become effective under the Maryland General Corporation Law, and the Certificate of Conversion will have been filed for record with the Secretary of State and will have become effective under the Delaware General Corporation Law, before the issuance of any Shares.

7. The Shares will not be issued or transferred in violation of the restrictions or limitations contained in Article VII of the Articles of Incorporation.

8. The Board or a duly authorized committee thereof will have taken all necessary corporate action to fix the sale price of the Shares (the “Pricing Resolutions”).

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that the issuance of the Shares has been duly authorized and, when and if issued and delivered by the Company in accordance with the Board Resolutions, the Pricing Resolutions and the Registration Statement and against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for your submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

ANNEX B

DRAFT

FORM OF OPINION OF SIMPSON THACHER & BARTLETT LLP

[•]

Invitation Homes Inc.

1717 Main Street, Suite 2000

Dallas, Texas 75201

Ladies and Gentlemen:

We have acted as counsel to Invitation Homes Inc., a Maryland corporation (the “Company”), in connection with the Registration Statement on Form S-11 (File No. [•]) (the “Registration Statement”) filed by the Company under the Securities Act of 1933, as amended (the “Securities Act”), relating to the issuance and sale by the Company of up to an aggregate of [•] shares of common stock, $0.01 par value per share, of the Company. For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Registration Statement.

We have examined the Registration Statement and the applicable organizational documents of the Company, IH2 Property Holdings Inc. and Preeminent Holdings Inc. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

B-1

In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

In rendering the opinion set forth in paragraph 1 below, we have assumed the accuracy of the representations contained in the officer’s certificate, dated as of the date hereof, provided to us by the Company (the “Officer’s Certificate”). These representations generally relate to the operation and classification of each of the Company, and, prior to the Pre-IPO Transactions, IH2 Property Holdings Inc. and Preeminent Holdings Inc., as a real estate investment trust (a “REIT”), as defined in Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”). For purposes of rendering such opinion, we have also assumed that each of the Company, and, prior to the Pre-IPO Transactions, IH2 Property Holdings Inc. and Preeminent Holdings Inc., has been organized and operated and will continue to be organized and operated in the manner described in the Officer’s Certificate, the Registration Statement and its applicable organizational documents and that all terms and provisions of such documents have been and will continue to be complied with. We have not made an independent investigation of the facts set forth in the Officer’s Certificate.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein and in the Registration Statement, we are of the opinion that:

1. Commencing with the taxable year ended December 31, 2013, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its actual and its proposed method of operation, as described in the Registration Statement and as represented by the Company, has enabled and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code.

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2. The statements set forth in the Registration Statement under the caption “Material U.S. Federal Income Tax Considerations”, insofar as they purport to constitute summaries of provisions of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

The opinion set forth in paragraph 1 above is based upon the Code, the Treasury regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the law may cause the tax treatment referred to herein to be materially different from that described above. Our opinion is not binding upon either the Internal Revenue Service or any court. Thus, no assurances can be given that a position taken in reliance on our opinion will not be challenged by the Internal Revenue Service or rejected by a court. Qualification of the Company as a REIT will depend upon the Company’s satisfaction, through actual annual operating results and other annual requirements, of the various qualification tests contained in the Code and related Treasury regulations. We do not undertake to monitor whether the Company will, in fact, through actual annual operating results and other annual requirements, satisfy the various qualification tests for the taxable year ending December 31, 2017, or any subsequent taxable years. Accordingly, no assurance can be given that the actual results of the Company’s operations for any particular taxable year will satisfy the tests necessary to qualify as or be taxed as a REIT under the Code.

We do not express any opinion herein concerning any law other than the federal income tax law of the United States.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

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